U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


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         For Period Ended:    January 31, 2000
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION



         Full Name of Registrant

         Innovative Clinical Solutions, Ltd.

         Address of Principal Executive Office (Street and Number)

         10 Dorrance Street, Suite 400

         Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the final stages of a repositioning which involved the divestiture of substantial assets and lines of business resulting in an extended audit process. These divestitures resulted in significantly more complicated financial statements for the Registrant. In addition, the Registrant's executive management team, including its Chief Financial Officer, is relatively new, having been with the Registrant for less than a year.

For the reasons set forth above, the Registrant's inability to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2000 cannot be eliminated without unreasonable effort or expense. The Registrant intends to file its Annual Report no later than the fifteenth day after the due date of the Annual Report.



PART IV - OTHER INFORMATION



          (1) Name and telephone number of persons to contact in regard to this notification:

          Michael T. Heffernan, Chairman and Chief Executive Officer (401) 868-6609

          Gary S. Gillheeney, Chief Financial Officer (401) 868-6679

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         Registrant's losses from operations through the third quarter ended October 31, 1999 were approximately $50 million versus approximately $4 million for the prior year period. The Registrant anticipates that losses from operations for the fiscal year ended January 31, 2000 will be significantly greater than losses from operations for the prior fiscal year. However, Registrant anticipates that extraordinary charges for the fiscal year ended January 31, 2000 will be less than extraordinary charges (which were approximately $97 million) taken in fiscal year ended January 31, 1999.




     The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           INNOVATIVE CLINICAL SOLUTIONS, LTD



Date:  April 30, 2000                      By:   /s/Gary S. Gillheeney
                                                -------------------------
                                                    Gary S. Gillheeney
                                                    Chief Financial Officer